TRUTH IN LENDING ACT DISCLOSURE

Date: 12/27/24

BORROWER:

Genius Group USA INC
251 Little Falls Dr
WILMINGTON, DE, 19808, US

Loan ID: 1001 1093 2748 8172

LENDER:

CHAINFI INC. D/B/A ARCH
595 Broadway, Fl 4,
New York, NY, 10012

ANNUAL PERCENTAGE RATE	FINANCE CHARGE	AMOUNT FINANCED	TOTAL OF PAYMENTS
The cost of Borrower's credit as a yearly rate.	The dollar amount the credit will cost the Borrower.	The amount of credit provided to the Borrower or on the Borrower's behalf, less origination fee.	The amount Borrower will have paid after Borrower has made all payments as scheduled.
13.90%	**$2,084,999.94**	**$10,000,000.00**	**$12,084,999.94**

YOUR PAYMENT SCHEDULE WILL BE

NUMBER OF PAYMENTS	AMOUNT OF PAYMENTS	WHEN PAYMENTS ARE DUE
17	$115,833.33 (e)	Monthly interest payment beginning 01/27/25 None of the payment is being applied to principal.
1	$115,833.33 (e)	Last interest payment due on 06/27/26
1	$10,000,000.00 (e)	Final balloon payment due on 06/27/26

Origination Fee: Borrower will be charged 0% of the Total Loan Amount upfront. This fee will be deducted from the Borrower's Total Loan Amount, so the loan proceeds delivered to the Borrower will be less than the Total Loan Amount.

Prepayment: If the Borrower pays the loan off early, the Borrower will not have to pay a penalty. The Borrower may prepay the entire or partial loan. If the Borrower prepays principal partially, the Borrower's monthly interest payments will be recalculated for the month immediately following such partial prepayment and all subsequent months, in each case, assuming the original loan duration.

Security:
Borrower is giving a security interest in the following collateral: 208.5696 BTC (e).

See the Borrower's contract documents for any additional information about nonpayment, default, any required payment in full before the scheduled date and prepayment refunds and penalties.

(e) means an estimate.

ITEMIZATION OF AMOUNT FINANCED

Amount Paid to Borrower	**0**
Amount Financed (Total Amount Provided)	**+ $10,000,000.00**
Prepaid finance charges	**+ $0.00**
Total Loan Amount	**= $10,000,000.00**

Lender:

CHAINFI INC. D/B/A ARCH
595 Broadway, Fl 4,
New York, NY 10012

Borrower:

Genius Group USA INC
251 Little Falls Dr
WILMINGTON, DE, 19808, US

Original LTV:

50%

Loan and Security Agreement

This Agreement contains the terms and conditions which govern Borrower's Loan. The Borrower's acceptance of this Agreement certifies that the Borrower has read, understood, and agreed to this Agreement. In this Agreement, "**I**," "**me**," and "**my**," mean the Borrower indicated above. CHAINFI INC. D/B/A ARCH, its successors and assigns, and any other holder of my Loan is identified as "**Arch**" "**Lender**," "**we**," "**us**," or "**our**." Section D contains other defined terms used in this Agreement.

THIS AGREEMENT INCLUDES AN ARBITRATION AGREEMENT IN SECTION Q. ARBITRATION IS A METHOD OF RESOLVING DISPUTES. UNLESS BORROWER ACTS PROMPTLY TO REJECT THE ARBITRATION AGREEMENT, IT WILL AFFECT BORROWER'S RIGHTS, IF THERE IS A DISPUTE.

A. AGREEMENT TO PAY – Borrower acknowledges that the proceeds of Borrower's Loan made pursuant to this Agreement may only be disbursed in U.S. fiat currency or USDC. Borrower agrees to pay Lender the sum of the Total Loan Amount; and as set forth in this Agreement, interest on the Total Loan Amount; Collection Costs; Liquidation Fee; and other fees, charges and costs as provided in this Agreement.

B. EFFECT OF APPLICATION – By completing and signing Borrower's Application, and submitting it to Lender, either directly or through some other person, Borrower is requesting that Lender grant credit to Borrower on the terms described in this Agreement and in an amount equal to all or part of the Loan Amount Requested. When Lender receives Borrower's Application, Lender is not agreeing to grant credit to Borrower. Lender has the right, in its sole discretion, to grant credit to Borrower, to lend an amount less than the Loan Amount Requested or not grant credit to Borrower. If Lender decides to grant credit to Borrower, Lender will disburse Borrower's Loan funds to Borrower electronically.

C. HOW BORROWER AGREES TO THE TERMS OF BORROWER'S LOAN – Borrower's contractual obligation under this Agreement will begin when Borrower's Loan proceeds are disbursed to Borrower. If any information in the Disclosure Statement conflicts with the information in this Agreement, the information in the Disclosure Statement governs.

D. DEFINITIONS

1. **"Arch Website"** means the Arch Website available at https://archlending.com.
2. **"ACH"** means the Automated Clearing House Network.
3. **"Agreement"** means this Loan and Security Agreement setting the terms applicable to Borrower's Loan. The term "Agreement" also includes Borrower's Application and the Disclosure Statement relating to Borrower's Loan, which Borrower is obtaining subject to the terms of this Agreement.
4. **"Application"** means the application on the Arch Website that Borrower completed to request that Lender make Borrower's Loan to Borrower.
5. **"APR"** means annual percentage rate.
6. **"Business Days"** means Monday through Friday, except Federal holidays.
7. **"Collateral"** means (a) all Digital Assets and Investment Property transferred to Lender or the applicable Depository Account as collateral for Borrower's Loan; (b) all Digital Assets and Investment Property pledged as collateral for

Borrower's Loan and (c) all proceeds thereof (including, for the avoidance of doubt, any New Currency).

8. **"Collateral Market Value"** means, at the time of reference, the market value of Borrower's Collateral in the Depository Account, as determined by Arch in its sole discretion; provided, it being understood and agreed that if the blockchain associated with any Digital Currency is subject to a software modification that results in two or more competing and incompatible blockchain implementations, any digital currencies that result from any such "fork" shall be valued at zero for purposes of the definition of Collateral Market Value, unless the Lender otherwise agrees in writing to treat any such digital currencies resulting from any such "fork" as a Digital Currency.

9. **"Collection Costs"** means all amounts, including reasonable attorneys' fees, and collection agency, court and other costs, expenses, commissions, borrowing costs or hedging costs (including any breakage costs, amounts required to be posted as collateral or borrowing costs incurred in order to borrow required collateral amounts in connection with such hedging arrangements) and other fees that Lender incurs in collecting or enforcing the terms of Borrower's Loan, including, as a result of any late payment by Borrower.

10. **"Depository"** means Bitgo Trust Company, Anchorage Digital, or any other institution that Lender designates.

11. **"Depository Account"** means Lender's Digital Asset depository account used to store Collateral at the Depository or any other institution Lender designates.

12. **"Digital Asset"** means any Digital Currency that Lender, in Lender's sole discretion, permits to be deposited as collateral for Borrower's Loan.

13. **"Digital Currency"** means Bitcoin (BTC), Ether (ETH), Ether Classic (ETC), or Solana (SOL), any New Currency and any digital currency that the Borrower and Lender agree upon.

14. "**Digital Currency Address**" means an identifier of 26-34 alphanumeric characters (or such other market-standard identifier) that represents a possible destination for a Transfer of Digital Currency.

15. **"Disbursement Date"** means the date Lender disburses Borrower's Loan proceeds to the Borrower's Digital Currency Address or bank account, as applicable and as specified in the Application or otherwise specified to Lender.

16. **"Disclosure Statement"** means the disclosure statement as required by the federal Truth in Lending Act provided to Borrower in connection with Borrower's Loan.

17. "**Dollars**" and "**$**" mean lawful currency of the United States of America.

18. "**Hard Fork**" means a permanent divergence in the relevant Digital Currency blockchain, that for example commonly occurs when non-upgraded nodes cannot validate blocks created by upgraded nodes that follow newer consensus rules. a distribution of a new token or tokens resulting from the ownership of a preexisting token, or any other event which results in the creation of a new token.

19. "**Investment Property**" has the meaning assigned to it under the UCC.

20. **"Loan"** means all sums disbursed to Borrower, all amounts added to the principal balance, if any, and all interest, fees, and other amounts due as provided in this Agreement.

21. **"Loan Amount Requested"** means the Dollar amount of Borrower's Loan requested by Borrower in Borrower's Application.

22. **"LTV"** means, with respect to Borrower's Loan as of any time of determination, the ratio, expressed as a percentage, of the outstanding balance of my Loan to the Collateral Market Value, which is calculated by dividing the outstanding balance of my loan at the time of reference by the Collateral Market Value. For example, if Borrower's loan has an outstanding balance of $10,000 at the time of reference and Borrower maintains Collateral Market Value of $20,000, Borrower's LTV would be 50% ($10,000/$20,000).

23. "**New Currency**" means, any incremental tokens generated as a result of any Hard Forks in the relevant Digital Currency protocol with respect to the Digital Currency; provided that, when applicable, the determination of whether a Hard Fork has occurred

may be made by Lender by reference to the CME CF Cryptocurrency Indices Hard Fork Policy (Version 6) as published by the CME Group in July 2022, as amended from time to time.

24. **"Original LTV"** means the LTV indicated as the Original LTV at the beginning of this Agreement.

25. "**Taxes**" means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees, including stamp taxes, registration fees, documentation or other excise or property taxes, or similar taxes, or other charges imposed by any governmental authority, including any interest, additions to Tax or penalties applicable thereto.

26. **"Total Loan Amount"** means the total principal amount of Borrower's Loan identified in the Disclosure Statement as the "Total Loan Amount.

27. **"Trigger Event"** means Borrower's failure to maintain the LTV below 70%.

28. **"Related Document"** means any agreement, certificate, instrument, guaranty, authorization or other document, other than this Agreement, executed to further, permit, effect or promote any purpose set forth in this Agreement, as such may be amended, restated, supplemented or otherwise modified from time to time, including any UCC-1 financing statements naming Borrower as debtor and Lender as the secured party or any other security agreement relating to Borrower's Collateral, memorializing the terms and conditions pursuant to which Lender is willing to provide Borrower's Loan.

29. **"Repayment Period"** means the period beginning on the Disbursement Date and continuing for the number of scheduled payments as set forth in the Disclosure Statement.

30. "**Threshold Amount**" means an amount equal to 10% of the principal amount of the Loan.

31. **"UCC"** means the Uniform Commercial Code as adopted in the State of New York, as amended from time to time.

32. **"USDC"** means USD Coin, a Digital Currency that is redeemable on a 1 to 1 basis for Dollars.

33. **"ET"** means the time corresponding with U.S. Eastern Time Zone.

E. INTEREST ACCRUAL – Beginning on the Disbursement Date, interest will accrue at the rate indicated on the Disclosure Statement for the term of Borrower's Loan, on the principal balance of Borrower's Loan outstanding. Interest will be calculated for each month on a monthly simple interest basis according to the outstanding balance on the first day of each month during the Repayment Period. The monthly interest rate will be equal to the annual interest rate, multiplied by the fraction (a) thirty (30) days in a calendar month divided by (b) three hundred and sixty days (360) days in a calendar year.

F. TERMS OF REPAYMENT

1. **Loan Term** – The length of the Loan is 18 months from the Disbursement Date.

2. **Interest Rate** – Borrower will pay monthly interest on the Loan at an annual interest rate of 13.90% during the Repayment Period until the last day of the month in which the Total Loan Amount has been paid in full.

3. **Payment Methods** – Borrower may make payments on Borrower's Loan in the following ways:

AutoPay. Borrower may authorize the Lender to automatically process all payments by preauthorized electronic fund transfers that debit Borrower's designated bank account each month ("**AutoPay**"). Borrower can establish, view, change, or cancel AutoPay on the Arch Website. If Borrower wants to change or cancel a scheduled AutoPay payment or recurring AutoPay authorization, Borrower must do so at least three (3) Business Days prior to the due date.

One-Time Electronic Payment. Borrower may authorize a one-time electronic payment on the Arch Website to be made in fiat currency. Borrower must schedule the one-time electronic payment at least three (3) Business Days prior to the due date to be sure it is received on or before the due date.

One-Time USDC Payment. Borrower may authorize a one-time payment via USDC on the Arch Website.

Other Methods. The Lender may make additional payment methods available to Borrower in the Lender's sole discretion.

Final Payment. Notwithstanding the forgoing options of payment methods, the final payment of principal on the Loan may only be made through a wire transfer of Dollars or a one-time payment with USDC.

4. **Repayment Period; Payments; Late Payment** –

(a) The Repayment Period will begin on the Disbursement Date and will continue for the period specified in the Disclosure Statement. If the Disbursement Date is on the 29th, 30th, or 31st of the month, and a subsequent month does not have a 29th, 30th, or 31st, the due date in that month will be the last day of the month in which the payment is due. During the Repayment Period, Borrower will be able to see the Total Loan Amount, remaining principal balance, if applicable, and the monthly interest payment that is due on the Arch Website.

(b) Borrower will make required monthly interest payments during the Repayment Period until Borrower has paid all of the monthly interest payments and a final lump-sum "balloon" payment of the principal balance at the end of the Repayment Period and any other charges Borrower may owe on Borrower's Loan. Borrower's monthly interest payments will be calculated based on the principal amount of Borrower's Loan and the number of months in the Repayment Period and a final balloon payment. If Borrower prepays Borrower's principal partially, Borrower's interest and balloon payments will be recalculated for the month immediately following such partial prepayment and all subsequent months, in each case, assuming the original duration of Borrower's Loan. Payments commence on the date that is thirty (30) days after Disbursement Date, and continue on the same day of each successive month during the Repayment Period.

5. **Application of Payments** – Unless prohibited by applicable law, monthly payments will be applied first to any unpaid monthly payments, Late Payment Fee's or unpaid fees, second to the monthly interest payment due and any excess payment amounts will then be applied to the principal balance of Borrower's Loan.

6. **Late Payment Fee -** If any part of a monthly interest payment or loan repayment remains unpaid for 5 days after the payment due date, Lender will charge a late payment fee of the greater of (1) 1% of the interest amount due, principal amount due, any prior unpaid interest amount due, any prior unpaid principal amount due, and fees or (2) $10.00. This amount will be due alongside the monthly payment amount.

7. **Late Payments –** If any part of a monthly payment remains unpaid for a period of more than 20 days after the payment due date, or such longer period as required by applicable law, Lender may liquidate a portion of Borrower's Collateral in an amount equal to the monthly payment plus any Late Payment Fee and Liquidation Fee.

8. **Balloon Payment** – By the last day of the Repayment Period, Borrower will pay Lender the principal of the Loan in full. The final payment of principal on the Loan shall be made via wire transfer of Dollars or a one-time payment with USDC. If Borrower does not make this payment within 5 days of the end of the Repayment Period, Lender may liquidate Borrower's Collateral and retain Borrower's Collateral or the proceeds of any sale or disposition of all or any part of Borrower's Collateral in an amount equal to the outstanding principal amount of Borrower's Loan and any other amount Borrower owes Lender.

9. **Time Zones** – Unless otherwise specified, all references herein to times of day shall be references to New York City time (daylight or standard, as applicable).

10. **New Currency** – (a) Lender shall not be required to provide notification to Borrower of an upcoming Hard Fork in the Digital Currency of any Collateral or otherwise, regardless of whether or not Lender has knowledge of such event.

(b) In the event of a Hard Fork, the terms set forth on the Disclosure Statement for any outstanding Loan will not be affected and the Loan will not be immediately terminated solely as a result of the Hard Fork.

G. DETERMINATION OF MARKET VALUE – For all purposes of this Agreement, the Collateral Market Value will be the product of the number of Collateral units multiplied by the last trade

price, at the time of reference as Lender determines in Lender's sole discretion, for each unit of Borrower's Collateral in the Depository Account, as determined by information Lender receives, individually or in combination, from CoinMarketCap or any other pricing source Lender selects in its sole discretion. Borrower agrees that for purposes of calculating the Collateral Market Value, Lender may take into account or disregard, in its sole discretion, the value of any new Digital Asset or Investment Property, whether or not held in the Depository Account created as the result of a forking, stock split or similar event that occurs after the date of this Agreement, if applicable.

H. COLLATERAL

1. **Initial Deposit of Digital Asset Collateral** – For any Digital Asset that Lender requires to be pledged as Collateral, Borrower will have 1 day after completing and submitting this Application to transfer such Collateral into the Depository Account. If Borrower does not transfer such Collateral into the Depository Account within that time period, this Agreement and all obligation of Lender to fund the Loan will automatically terminate. From time to time, Borrower will also promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable in the Lender's sole discretion, within the time prescribed by the Lender, in order to perfect and protect any security interest of the Lender in the Collateral (including for the Lender to obtain control of Borrower's Investment Property pledged to secure the Loan).

2. **Location of Depository Account; Use of Collateral** – Lender may change the location of the Depository Account without notice to Borrower in Lender's sole discretion. Borrower understands that Borrower is not permitted to withdraw, pledge, transfer or otherwise access in any way the pledged Digital Asset at any time until Borrower's Loan and all other amounts owing to Lender are paid in full and this Agreement is terminated.

3. **Additional Collateral and Liquidation** – To induce Lender to enter into this Agreement and to make Borrower's Loan, Borrower agrees that if the value of Borrower's Collateral has decreased between the time Borrower enters into this Agreement and the time Borrower deposits my Collateral into the Depository Account, Borrower may be required to deposit additional Collateral as instructed by Lender prior to the disbursement of Borrower's Loan. Borrower also agrees that upon notice by Lender to Borrower of the occurrence of a Trigger Event, Borrower will promptly, and in no case later than 24 hours after notice is provided, deposit additional Collateral into the Depository Account or pay down the outstanding principal balance of the loan, in such an amount as necessary to bring the LTV below 60%. If Borrower does not deposit additional Collateral, does not deposit enough Collateral or does not pay down the necessary amount of the outstanding principal balance of the Loan to bring the LTV below 60% within the 24 hours, Borrower's Collateral may be liquidated to either (1) bring the LTV below 60% and apply the net liquidation proceeds to the outstanding principal balance of the Loan and any fees or (2) fully pay off the outstanding principal balance of the Loan and any fees, provided that if at any time, the LTV is equal to or greater than 80%, Lender may immediately and without notice liquidate Borrower's Collateral and retain the net proceeds of any sale or disposition of all or part of Borrower's Collateral in an amount equal to the outstanding principal amount of Borrower's Loan, the accrued interest, and any other amount Borrower owes Lender.

4. **Liquidation of Collateral in the Event of ACH Chargeback or Payment Reversal** – If an ACH payment that Borrower initiates for any reason related to this Agreement or any other account Borrower has with Lender is charged back or reversed, whether or not the chargeback or reversal is made at Borrower's request, Borrower agrees that Lender may liquidate Borrower's Collateral in the amount of the chargeback or reversed payment and, thereafter, Lender may apply the net proceeds to any amounts owed to Lender.

5. **Withdrawal of Excess Collateral** – Borrower may request a partial return of Collateral in the event that the Borrower's Loan LTV has dropped below 50%. In this instance, Borrower can request a

partial return of collateral to bring the Borrower's Loan LTV back to 60%. Borrower can request this by sending an email to support@archlending.com.

6. **Liquidation Fee** – Any Collateral liquidated by the Lender is subject to processing fee in an amount up to 2.5% on the Collateral that Lender is liquidating. For the avoidance of doubt, Lender may liquidate Collateral for repayment of this processing fee.

7. **Collateral Storage** – The Lender agrees to segregate the Borrower's Collateral into an Anchorage account and label that account as a custody account which will only hold the Borrower's collateral as security for the Loan Agreement specific to the Borrower and separate from the Lender's general assets or other collateral for other borrowers. The Collateral shall be held in a separate digital wallet, distinct from any other wallets used by the Lender for operational or other purposes.

8. **Identity and Transparency** – The segregated digital wallet holding the Collateral in the custody account shall be clearly labelled or otherwise identified as belonging to Borrower for the purposes of this Loan Agreement. Lender shall provide Borrower with all necessary details to audit and verify the segregation of the Collateral, including but not limited to wallet addresses or transaction IDs.

9. **Collateral Usage** – The Collateral in the segregated digital wallet custody account shall not be rehypothecated or further used, unless the borrower is in default of the loan.

I. LENDER'S SECURITY INTEREST IN BORROWER'S COLLATERAL.

1. Borrower:

(a) pledges, assigns, transfers and delivers to Lender and grants to Lender a continuing and unconditional first priority security interest in all of Borrower's present and future rights, title and interest in the Collateral as security for the payment and performance of Borrower's Loan and all other amounts owed to Lender under this Agreement or any Related Agreement, including any Digital Asset associated with Borrower's Collateral that results from a fork or other event that results in the holders of the Digital Asset receiving additional or replacement Digital Asset (whether or not such other Digital Asset is held in, on deposit in or otherwise allocated to the Depository Account), if applicable; all rights to receive delivery of or withdraw any such Digital Asset from the Depository and all rights against the Depository with respect to the Depository Account, any such Digital Asset, and its proceeds; and all proceeds of the foregoing;

(b) agrees that such security interest granted by Borrower to Lender constitutes a valid, first priority security interest in Borrower's Collateral, and will constitute a valid, first priority security interest in after-acquired Collateral;

(c) agrees that Lender has the rights stated in this Agreement with respect to Borrower's Collateral, in addition to all other rights which Lender may have by law;

(d) authorizes Lender at any time and from time to time, at Borrower's expense, to file in any jurisdiction any financing statements and amendments that: (i) name Borrower as the debtor, (ii) identify the Collateral as the collateral thereunder; (iii) contain any other information required by the UCC for sufficiency of filing office acceptance, including organization identification numbers; and (iii) contain such language as Lender determines helpful in protecting or preserving rights against third parties, and Borrower ratifies any such filings made prior to the date Borrower enters into this Agreement;

(e) acknowledges and agrees that Borrower's obligations under this Agreement will be Borrower's full recourse obligations and that Borrower is and will remain personally liable to Lender for the payment in full of all indebtedness and performance of all obligations under this Agreement; and

(f) agrees that in addition to this Agreement, all liens, security interests, assignments, rights and remedies granted to Lender in this Agreement and any Related Documents secure all obligations, debts, fees and liabilities, plus interest thereon, of Borrower to Lender and any of its affiliates, as well as the claims

by Lender and any of its affiliates against Borrower, whether now existing or arising later, whether related or unrelated to the purpose of this Agreement, whether voluntary or otherwise, whether due or not due, direct or indirect, absolute or contingent, whether Borrower may be liable individually or jointly with others, and whether recovery upon such amounts may be or later may become barred by any statute of limitations, and whether the obligation to repay such amounts may be or later may become otherwise unenforceable.

2. Notwithstanding any termination of this Agreement, Lender's security interest in Borrower's Collateral will remain in effect for so long as any indebtedness or other amounts owed by Borrower remains outstanding under this Agreement or any of the Related Documents. The security interest created by this Agreement is in addition and without prejudice to any other security interests now or later held by Lender. No security interests held by Lender will be exclusive of or dependent upon or merge in any other security interests, and Lender may exercise its rights under such security interests independently or in combination.

3. Borrower will, at Lender's request, at any time and from time to time, authenticate, execute and deliver to Lender such financing statements, documents and other agreements and instruments (and pay the cost of filing or recording the same in all public offices deemed necessary or desirable by Lender) and do such other acts and things or cause third parties to do such other acts and things as Lender may deem necessary or desirable in its sole discretion in order to establish and maintain a valid, attached and perfected security interest in Borrower's Collateral in favor of Lender (free and clear of all other liens, claims, encumbrances and rights of third parties whatsoever, whether voluntarily or involuntarily created) to secure payment of Borrower's Loan, and in order to facilitate the liquidation or collection of Borrower's Collateral.

4. Borrower irrevocably makes, constitutes and appoints Lender (and all persons designated by Lender for that purpose) as Borrower's true and lawful attorney and agent-in-fact to execute and file such financing statements, documents and other agreements and instruments and do such other acts and things as may be necessary to preserve and perfect Lender's security interest in Borrower's Collateral. Borrower acknowledges and agrees that Borrower's appointment of Lender as Borrower's attorney and agent-in-fact for the purposes specified in this Agreement is an appointment coupled with an interest and will be irrevocable until Borrower repays Borrower's Loan in full.

J. RIGHT TO PREPAY – Borrower has the right to prepay all or any part of the principal amount of Borrower's Loan at any time without penalty. If Borrower prepays Borrower's principal partially, Borrower's monthly interest payments will be recalculated for the month immediately following such partial prepayment and all subsequent months, in each case, assuming the original duration of Borrower's Loan. If Borrower prepays the principal amount of the Loan in full together with all fees owed and accrued interest, then, such payment shall be made via wire transfer of Dollars or a one-time payment with USDC.

K. COLLECTION COSTS – Borrower agrees to pay Lender's Collection Costs unless prohibited by applicable law. The Collection Costs that Borrower agrees to pay may also include fees, expenses and costs incurred in connection with any appellate or bankruptcy proceedings to the extent permitted by applicable law.

L. DEFAULT

1. **Events of Default** – Unless prohibited by applicable law, Borrower will be in default of this Agreement if (each of the following, an "**Event of Default**"): (a) Borrower fails to repay or return the Loan when and as the same shall become due and payable, whether at the due date thereof, a date fixed for prepayment thereof, upon acceleration or otherwise ; (b) Borrower fails to (i) deliver any required amount of Collateral or additional Collateral by the time and/or in the manner required under Section H.3, or (ii) make any payment or reimbursement in the event of a Hard Fork, in each such case when due and/or required to do so by the time required under this Agreement; (c) Borrower

becomes the subject of proceedings under the U.S. Bankruptcy Code or assign Borrower's assets for the benefit of Borrower's creditors; (d) foreclosure or forfeiture proceedings are commenced, whether by judicial proceeding, self-help, repossession or any other method, by any of Borrower's creditors or by any governmental agency against Borrower's Collateral, unless there is a good faith dispute by Borrower as to the validity or reasonableness of the claim that is the basis of the creditor or forfeiture proceeding, and Borrower gives Lender notice of the creditor or forfeiture proceeding and provide Lender with money or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute; (e) Borrower fails to perform or observe any other term or condition under this Agreement or any Related Document; (f) Borrower makes any false, misleading or materially incomplete statement or representation in applying for Borrower's Loan, or to Lender at any time during the Repayment Period; (g) Borrower dies or is declared legally incompetent or incapacitated; (h) a change or material development in applicable law (including case law) or regulation makes Borrower's Loan unlawful; (i) any material provision of this Agreement or any Related Document for any reason ceases to be valid, binding and enforceable in accordance with its terms (or Borrower shall challenge in writing the enforceability of any such agreement or shall assert in writing, or engage in any action or failure to act based on any such assertion, that any provision of any of such agreement has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms); (j) any default, event of default or other similar condition or event (however described) (i) under one or more agreements or instruments between Borrower and Lender or (ii) under one or more agreements or instruments relating to any indebtedness for borrowed money with an aggregate principal amount in excess of the Threshold Amount which results in such indebtedness becoming, due and payable prior to its stated maturity or when such indebtedness would otherwise have become due; (k) Borrower notifies Lender of Borrower's inability to or Borrower's intention not to perform any of Borrower's obligations hereunder or Borrower otherwise disaffirms, rejects or repudiates any of Borrower's Obligations hereunder; (l) if one or more judgments, orders, or awards for the payment of money, or the issuance of any requirement to pay by a governmental authority, involving an aggregate amount in excess of the Threshold Amount is entered or filed against Borrower, or with respect to any of its assets; (l) the occurrence of a Trigger Event or (j) there is a general suspension in buying, selling or owning Digital Asset by U.S. federal governmental authorities or a suspension in buying, selling or owning Digital Assets on at least 3 major exchanges, with such disruption lasting at least 5 days.

2. **Notice and Consequences of Default** – Borrower agrees to promptly notify Lender in writing upon the occurrence of any of the Events of Default described in Section L.1, in no case later than 2 days after the occurrence of such event. If such an Event of Default occurs, Lender has the right, with or without notice to Borrower, to accelerate the outstanding principal balance, accrued interest, and all other amounts payable to Lender under this Agreement and all such amounts shall be due and payable immediately (subject to any applicable law which may give Borrower a right to cure the default), and Lender may take immediate and exclusive possession of Borrower's Collateral and liquidate Borrower's Collateral. Lender will distribute the proceeds of any sale or disposition of any part of Borrower's Collateral in the following order of priorities: (a) to Lender for any costs, fees or expenses incurred in connection with the sale or disposition of Borrower's Collateral, including any liquidation, legal, accounting or other fees incurred and all Collection Costs; (b) to Lender in an amount equal to any outstanding and unpaid indebtedness and any amounts due under the Loan, this Agreement and the Related Documents; and (c) any remaining surplus to Borrower, in accordance with the UCC or as a court of competent jurisdiction may direct.

3. **Interest and Acceleration Upon Default** – Following the occurrence of an Event of Default, (i) Borrower's Loan shall accrue interest at the rate indicated on the Disclosure Statement plus five (5%) percent per annum, (ii) Lender may accelerate

Borrower's Loan, and require Borrower to pay Lender Borrower's entire balance outstanding immediately in one payment or as soon as Lender requires.

4. **Right of Set-off.** – If any of the events of default described in Section L.1 have occurred and are continuing, Lender is authorized at any time and from time to time, unless prohibited by applicable law and without prior notice to Borrower, any such noticed being expressly waived by Borrower, to set off, liquidate, appropriate and apply any and all Collateral and other obligations (in whatever Digital Asset) at any time owing by Lender to or for the credit or the account of Borrower against any and all of Borrower's obligations under this Agreement, any Related Document or any contract to Lender or any of its affiliates, whether direct or indirect, absolute or contingent, matured or unmatured, and irrespective of whether or not Lender or such affiliates will have made any demand under this Agreement, any Related Document or any contract and although my obligations are owed to an affiliate of Lender that is different from the affiliate holding such collateral or deposit or obligated on such indebtedness. The rights of Lender and each of its affiliates under this paragraph are in addition to other rights and remedies (including other rights of set-off) that Lender or such affiliate may have. Lender agrees to notify Borrower after such set-off, liquidation, appropriation and application; provided, the failure to send such notification shall not invalidate or otherwise disturb such set-off. Subject to the limitations and other provisions of this Agreement, the provisions of this Section L.4 will survive the expiration or termination of this Agreement.

M. NOTICES

1. Borrower will send written notice to Lender within 10 days before any change in Borrower's name, address, e-mail address, or telephone number. Borrower will send such written notice to support@archlending.com, or any future address or electronic method Lender provides Borrower.

2. Any notice required to be given to Borrower by Lender will be effective when mailed by first class mail to the latest address Lender has for Borrower, or when transmitted by electronic communication to the latest e-mail address Lender has for Borrower.

N. ADDITIONAL AGREEMENTS

1. **Governing Law** – EXCEPT FOR THE ARBITRATION PROVISION, WHERE APPLICABLE, WHICH WILL BE GOVERNED BY FEDERAL LAW, THIS AGREEMENT WILL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS CONFLICTS OF LAW PROVISIONS. BORROWER UNDERSTANDS THAT BORROWER AGREEING TO THE APPLICABILITY OF NEW YORK LAW AND VENUE ARE A MATERIAL FACTOR IN LENDER'S WILLINGNESS TO ENTER INTO THIS AGREEMENT. Any suit, action or proceeding arising under this Agreement, or the interpretation, performance or breach of this Agreement, will, if Lender so elects, be instituted in any court sitting in [New York County, New York] (the "**Acceptable Forums**"). Borrower agrees that the Acceptable Forums are convenient to Borrower, submit to the jurisdiction of the Acceptable Forums and waive any and all objections to jurisdiction or venue. If a proceeding is initiated in any other forum, Borrower waives any right to oppose any motion or application made by Lender to transfer such proceeding to an Acceptable Forum. Borrower irrevocably and unconditionally waives, unless prohibited by applicable law, any right Borrower may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement or any Related Document or the transactions contemplated under the Agreement or any Related Document (whether based on contract, tort or any other theory).

2. Borrower agrees to update the information on Borrower's Application whenever Lender asks Borrower to do so.

3. Borrower's responsibility for paying Borrower's Loan is unaffected by Lender's failure to notify Borrower that a required payment has not been made. Lender may delay, fail to exercise, or waive any of its rights on any occasion without losing its entitlement to exercise the right at any future time, or on any future occasion. Lender will not be obligated to make any demand upon Borrower, send Borrower any notice, present Borrower Application to Borrower for payment or make protest of non-payment to

Borrower before suing to collect Borrower's Loan if Borrower is in default, and unless prohibited by applicable law, Borrower waives any right Borrower might otherwise have to require such actions. Without losing any of Lender's rights under this Agreement, Lender may accept late payments or partial payments.

4. **TCPA Consent** – Notwithstanding any current or prior election to opt in or opt out of receiving telemarketing calls or SMS messages (including text messages) from Lender, its agents, representatives, affiliates or anyone calling on its behalf, Borrower expressly consents to be contacted by Lender, its agents, representatives, affiliates, or anyone calling on its behalf for any and all purposes arising out of or relating to Borrower's Loan, at any telephone number, or physical or email or electronic address Borrower provides or at which Borrower may be reached. Telephone numbers Borrower provides include those Borrower gives to Lender, those from which Borrower or others contact Lender with regard to Borrower's account, or which Lender obtains through other means. Borrower agrees Lender may contact Borrower in any way, including SMS messages (including text messages), calls using prerecorded messages or artificial voice, and calls and messages delivered using automatic telephone dialing systems (auto-dialers) or an automatic texting system. Automated messages may be played when the telephone is answered, whether by Borrower or someone else. In the event that an agent or representative calls, he or she may also leave a message on Borrower's answering machine, voice mail, or send one via text. Borrower consents to receive SMS messages (including text messages), calls and messages (including prerecorded and artificial voice and autodialed) from Lender, its agents, representatives, affiliates or anyone calling on its behalf at the specific number(s) Borrower has provided to Lender, or numbers Lender can reasonably associate with Borrower's Loan (through skip-trace, caller ID capture or other means), with information or questions about Borrower's Application or Loan. Borrower certifies, warrants and represents that the telephone numbers that Borrower has provided to Lender are Borrower's contact numbers. Borrower represents that Borrower is permitted to receive calls at each of the telephone numbers Borrower has provided to Lender. Borrower agrees to promptly alert Lender whenever Borrower stops using a particular telephone number. Borrower also consents to Lender and its agents, representatives, affiliates or anyone calling on Lender's behalf to communicate with any persons listed in Borrower's Application as employment and personal references. LENDER AND ITS AGENTS, REPRESENTATIVES, AFFILIATES AND ANYONE CALLING ON ITS BEHALF MAY USE SUCH MEANS OF COMMUNICATION DESCRIBED IN THIS SECTION EVEN IF BORROWER WILL INCUR COSTS TO RECEIVE SUCH PHONE MESSAGES, TEXT MESSAGES, E-MAILS OR OTHER MEANS.

5. **Call Recording** – Borrower agrees that Lender and its agents, representatives, affiliates or anyone calling on its behalf may contact me on a recorded line.

6. Borrower may not assign this Agreement (including Borrower's Application) or any of its benefits or obligations without the prior written consent of Lender (and any attempted assignment or transfer by Borrower without such consent shall be null and void). Lender may assign to one or more assignees all or a portion of this Agreement (including Borrower's Application) and its rights and obligations at any time. The assignee shall be a party hereto and, to the extent of the interest assigned, have the rights and obligations of Lender under this Agreement, and Lender shall, to the extent of the interest assigned, be released from its obligations under this Agreement. Borrower hereby agrees to execute any amendment and/or any other document that may be reasonably requested to effectuate such an assignment, including an amendment to this Agreement to provide for multiple lenders. The terms and conditions of this Agreement apply to, bind, and inure to the benefits of Lender's successors and assigns.

7. If any provision of this Agreement is held invalid or unenforceable, that provision will be considered omitted from this Agreement without affecting the validity or enforceability of the remainder of this Agreement.

8. A provision of this Agreement may only be modified if jointly agreed upon in writing by Lender and Borrower.

9. All parties to this Agreement agree to fully cooperate and adjust all typographical, computer, calculation, or clerical errors discovered in any or all of Borrower's Loan documents including this Agreement and Disclosure Statement. In the event this procedure is used, Borrower will be notified and receive a corrected copy of the changed document.

10. Any and all payments by or on account of any obligation of Borrower hereunder shall be made free and clear of and without reduction or withholding for any Taxes; provided that if Borrower shall be required by applicable law to deduct any Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions for such Taxes (including deductions for Taxes applicable to additional sums payable under this Section) the Lender shall receive an amount equal to the sum it would have received had no such deductions for Taxes been made, (ii) Borrower shall make such deductions, and (iii) Borrower shall timely pay the full amount deducted to the relevant governmental authority in accordance with applicable law.

11. Borrower's failure to receive a statement whether electronically or by mail does not relieve Borrower of Borrower's obligation to make any required Loan payments in accordance with the terms and conditions of this Agreement.

12. **Limits on Interest, Fees, Charges or Costs** – If according to a law that applies to Borrower's Loan, any interest, fees, charges, or costs collected or to be collected in connection with Borrower's Loan exceed permitted limits, then: (a) any such interest, fees, charges or costs will be reduced by the amount necessary to comply with the permitted limits, and (b) any sums already collected from Borrower that exceed permitted limits will be refunded to Borrower. Lender may choose to make the refund by reducing the amounts Borrower owes under this Agreement.

13. If Borrower signs this Agreement electronically, then: (a) Lender agrees to keep an electronic record of the signed Agreement and provide a printed copy to Borrower upon request, and (b) Borrower agrees to download and print a copy of this Agreement for Borrower's records when Borrower signs it. Borrower understands and agrees that Borrower's electronic signature or a facsimile of Borrower's signature will be just as valid as Borrower's handwritten signature on a paper document.

O. CERTIFICATION, REPRESENTATIONS, WARRANTIES AND COVENANTS OF BORROWER

1. Borrower represents and warrants that the information contained in Borrower's Application (including, without limitation, Borrower's full legal name, the address of Borrower's primary residence or, if Borrower is a legal entity, the address for the office of Borrower's chief executive officer) is true, complete and correct and no information provided herein or pursuant to the terms hereof is incorrect or misleading in any material respect.

2. Borrower represents, warrants and covenants the following: (a) except for the security interest in Borrower's Collateral granted by Borrower to Lender under this Agreement, Borrower is the sole, legal and equitable owner of Borrower's Collateral and no other security agreement, financing statement, or other security instrument covering Borrower's Collateral exists; (b) Borrower has rights in or the power to transfer Borrower's Collateral, and Borrower's title to Borrower's Collateral is free and clear of liens, adverse claims, and restrictions on transfer or pledge, other than those created by this Agreement and the Related Documents; (c) the execution, delivery and performance of this Agreement and each Related Document does not contravene (x) any applicable law, (y) any judgment, award, injunction or similar legal restriction binding on Borrower or Borrower's property, or (z) any material agreement to which Borrower is a party, (d) this Agreement and each other Related Document have been duly and validly authorized, and, to the extent required to be executed, executed and delivered and constitutes the legal, valid and binding obligations of Borrower enforceable against Borrower in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to

equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)), (e) Borrower has not relied on Lender for any tax or accounting advice concerning this Agreement or any Related Document and Borrower has made Borrower's own determination as to the tax and accounting treatment of the Loan or funds received or to be received hereunder, (c) there are no actions, suits, litigation or proceedings, at law or in equity, pending by or against Borrower before any court, administrative agency, or arbitrator; (d) Borrower is, and at all times prior to the termination of this Agreement, will be, in compliance with all applicable federal and state laws, regulations and ordinances; (e) Borrower will not sell, dispose, pledge or otherwise transfer Borrower's Collateral or any interest in Borrower's Collateral without the prior written consent of Lender; (f) Borrower will not create or allow any other security interest or lien on Borrower's Collateral, other than those created by this Agreement and the Related Documents; (g) Borrower will promptly pay all taxes and assessments due on Borrower's Collateral; (h) Borrower will use Borrower's Loan proceeds only for lawful personal, family, or household purposes unless Borrower is a legal entity; (i) Borrower is not subject to any legal restriction on Borrower's ability to incur debt or which may otherwise render all or any portion of the obligations under this Agreement unenforceable; (j) Borrower has not violated any anti-terrorism laws or engaged in any transaction, investment, undertaking or activity that conceals the identity, source or destination of the proceeds from any category of prohibited offenses designated by the Organization for Economic Co-operation and Development's Financial Action Task Force on Money Laundering; (k) Borrower is not publicly identified on the most current list of "Specially Designated Nationals and Blocked Persons" published by the Office of Foreign Assets Control of the U.S. Department of the Treasury ("**OFAC**") or reside in a country or territory subject to OFAC sanctions or embargo programs; (l) Borrower is not publicly identified as prohibited from doing business with the United States under the International Emergency Economic Powers Act, the Trading With the Enemy Act, or any other law; (m) Borrower does not conduct any business or engage in making or receiving any contribution of goods, services or money to or for the benefit of any person described in clauses (j), (k) or (l) above; (n) Borrower does not deal in, or otherwise engage in any transaction related to, any property or interests in property blocked pursuant to any anti-terrorism law; and (o) Borrower does not engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any anti-terrorism law.

3. Each representation, warranty and covenant is made by Borrower as of the date of this Agreement and as of each date that any portion of the Loan remains outstanding.

P. AUTHORIZATIONS OF BORROWER

1. Borrower authorizes Lender or Lender's agents to: (a) respond to inquiries from prior or subsequent lenders or holders or loan servicers with respect to Borrower's Loan and related documents; and (b) release information and make inquiries to the persons Borrower has listed in Borrower's Application as employers and references, if any. Borrower's authorization under this Section P applies to Borrower's Loan, any future loans that may be offered to Borrower by Lender, any updates, renewals or extensions of Borrower's Loan that may be offered to Borrower, any hardship forbearance of Borrower's Loan or any future loans that may be requested by Borrower, and for any review or collection of Borrower's Loan or any future loans that may be offered to Borrower. If Lender agrees to make Borrower's Loan to Borrower, a consumer credit report may be requested or used in connection with renewals or extensions of any credit for which Borrower has applied, reviewing Borrower's Loan, taking collection action on Borrower's Loan, or legitimate purposes associated with Borrower's Loan. If Borrower lives in a community property state, Borrower authorizes Lender to gather credit-related information from others about Borrower's spouse. If Borrower asks Lender, Lender will tell Borrower if Lender has requested information about Borrower (or about Borrower's spouse if applicable) from a consumer reporting agency and provide Borrower

with the name and address of any agency that furnished Lender with a report.

2. Borrower authorizes Lender and its agents to verify Borrower's social security number with the Social Security Administration and, if the number on Borrower's Loan record is incorrect, then Borrower authorizes the Social Security Administration to disclose Borrower's correct social security number to these persons.

Q. ARBITRATION AGREEMENT

TO THE EXTENT PERMITTED UNDER FEDERAL LAW, LENDER AND BORROWER AGREES THAT EITHER PARTY MAY ELECT TO ARBITRATE AND REQUIRE THE OTHER PARTY TO ARBITRATE ANY CLAIM UNDER THE FOLLOWING TERMS AND CONDITIONS, WHICH ARE PART OF THIS AGREEMENT. THIS ARBITRATION AGREEMENT DOES NOT APPLY IF BORROWER IS A MEMBER OF THE ARMED FORCES OR A DEPENDENT OF SUCH MEMBER COVERED BY THE FEDERAL MILITARY LENDING ACT. IF BORROWER WOULD LIKE MORE INFORMATION ABOUT WHETHER BORROWER IS COVERED BY THE MILITARY LENDING ACT, IN WHICH CASE THIS ARBITRATION AGREEMENT DOES NOT APPLY TO BORROWER, BORROWER MAY CONTACT LENDER AT support@archlending.com.

PLEASE READ CAREFULLY. EXCEPT AS EXPRESSLY PROVIDED BELOW, BORROWER AGREES ANY CLAIM, DISPUTE OR CONTROVERSY ARISING OUT OF OR RELATED TO (A) BORROWER'S LOAN, BORROWER'S APPLICATION, THIS AGREEMENT (INCLUDING ANY DISPUTE OVER THE VALIDITY, ENFORCEABILITY, ARBITRABILITY OR SCOPE OF THIS ARBITRATION AGREEMENT), BORROWER'S ACCEPTANCE OF BORROWER'S LOAN, OR THE DISCLOSURE STATEMENT, OR (B) ANY RELATIONSHIP RESULTING FROM BORROWER'S LOAN, OR ANY ACTIVITIES IN CONNECTION WITH BORROWER'S LOAN, OR (C) THE DISCLOSURES PROVIDED OR REQUIRED TO BE PROVIDED IN CONNECTION WITH BORROWER'S LOAN (INCLUDING THE DISCLOSURE STATEMENT), OR (D) THE UNDERWRITING, SERVICING OR COLLECTION OF BORROWER'S LOAN, OR (E) ANY INSURANCE OR OTHER SERVICE RELATED TO BORROWER'S LOAN, OR (F) ANY OTHER AGREEMENT RELATED TO BORROWER'S LOAN OR ANY SUCH SERVICE, OR (G) BREACH OF THIS AGREEMENT OR ANY OTHER SUCH AGREEMENT, WHETHER BASED ON STATUTE, CONTRACT, TORT OR ANY OTHER LEGAL THEORY (COLLECTIVELY, ANY "CLAIM") WILL BE, AT BORROWER'S OR LENDER'S ELECTION, SUBMITTED TO AND RESOLVED ON AN INDIVIDUAL BASIS BY BINDING ARBITRATION UNDER THE FEDERAL ARBITRATION ACT, 9 U.S.C. §§ 1 ET SEQ. (THE "FAA") BEFORE THE AMERICAN ARBITRATION ASSOCIATION ("AAA RULES") UNDER ITS CONSUMER ARBITRATION RULES IN EFFECT AT THE TIME THE ARBITRATION IS BROUGHT, OR BEFORE ANY OTHER PARTY THAT LENDER AND BORROWER AGREE TO IN WRITING, PROVIDED THAT SUCH PARTY MUST NOT HAVE IN PLACE A FORMAL OR INFORMAL POLICY THAT IS INCONSISTENT WITH OR PURPORTS TO OVERRIDE THE TERMS OF THIS ARBITRATION AGREEMENT. THE AAA RULES ARE AVAILABLE ONLINE AT WWW.ADR.ORG. IF THE AAA CANNOT SERVE AS ADMINISTRATOR AND WE CANNOT AGREE ON A REPLACEMENT, A COURT WITH JURISDICTION WILL SELECT THE ADMINISTRATOR OR ARBITRATOR. FOR PURPOSES OF THIS SECTION Q, THE TERM "LENDER" INCLUDES LENDER, ANY OTHER SUBSEQUENT HOLDER OF MY LOAN, AND ALL OF LENDER'S OFFICERS, DIRECTORS, EMPLOYEES, AFFILIATES, SUBSIDIARIES, AND PARENTS. THESE TERMS ALSO INCLUDE ANY PARTY NAMED AS A CODEFENDANT WITH LENDER IN A CLAIM ASSERTED BY BORROWER, SUCH AS LOAN SERVICERS OR DEBT COLLECTORS. "CLAIM" HAS THE BROADEST POSSIBLE MEANING, AND INCLUDES INITIAL CLAIMS, COUNTERCLAIMS, CROSSCLAIMS AND THIRD-PARTY CLAIMS. IT INCLUDES DISPUTES BASED UPON CONTRACT, TORT, CONSUMER RIGHTS, FRAUD AND OTHER INTENTIONAL TORTS, CONSTITUTION, STATUTE, REGULATION, ORDINANCE, COMMON LAW AND EQUITY (INCLUDING CLAIMS FOR INJUNCTIVE OR DECLARATORY RELIEF). HOWEVER, "CLAIM" DOES NOT INCLUDE ANY INDIVIDUAL ACTION BROUGHT BY BORROWER IN SMALL CLAIMS COURT OR BORROWER'S STATE'S EQUIVALENT COURT,

UNLESS SUCH ACTION IS TRANSFERRED, REMOVED OR APPEALED TO A DIFFERENT COURT.

RIGHT TO REJECT: Borrower may reject this Arbitration Agreement by sending a signed rejection notice to support@archlending.com within 60 days after the Disbursement Date. Any rejection notice must include Borrower's name, address, e-mail address, telephone number and Borrower's Loan or account number.

IMPORTANT DISCLOSURE AND JURY TRIAL WAIVER: IF EITHER LENDER OR BORROWER CHOOSE ARBITRATION, **NEITHER PARTY WILL HAVE THE RIGHT TO A JURY TRIAL**, TO ENGAGE IN DISCOVERY EXCEPT AS PROVIDED IN THE APPLICABLE ARBITRATION RULES, OR OTHERWISE TO LITIGATE THE DISPUTE OR CLAIM IN ANY COURT (OTHER THAN IN AN ACTION TO ENFORCE THIS ARBITRATION AGREEMENT OR THE ARBITRATOR'S AWARD). FURTHER, BORROWER WILL NOT HAVE THE RIGHT TO PARTICIPATE AS A REPRESENTATIVE OR MEMBER OF ANY CLASS OF CLAIMANTS PERTAINING TO ANY CLAIM SUBJECT TO ARBITRATION. THE ARBITRATOR'S DECISION WILL BE FINAL AND BINDING EXCEPT FOR ANY APPEAL RIGHT UNDER THE FAA. OTHER RIGHTS THAT LENDER OR BORROWER WOULD HAVE IN COURT ALSO MAY NOT BE AVAILABLE IN ARBITRATION.

CLASS ACTION WAIVER: IF EITHER LENDER OR BORROWER ELECT TO ARBITRATE A CLAIM, NEITHER LENDER NOR BORROWER WILL HAVE THE RIGHT TO PARTICIPATE IN A CLASS ACTION, PRIVATE ATTORNEY GENERAL ACTION OR OTHER REPRESENTATIVE ACTION IN COURT OR IN ARBITRATION, EITHER AS A CLASS REPRESENTATIVE OR CLASS MEMBER. Further, unless both Lender and Borrower agree otherwise in writing, the arbitrator may not join or consolidate Claims with claims of any other persons. No arbitrator will have authority to conduct any arbitration in violation of this provision. If a determination is made in a proceeding involving Lender and Borrower that this Class Action Waiver is invalid or unenforceable, only this sentence of this Arbitration Agreement will remain in force and the remainder of this Arbitration Agreement will be null and void, provided that the determination concerning the Class Action Waiver will be subject to appeal.

PROCEDURES: If Borrower resides in the United States, any arbitration hearing will take place within the federal judicial district in which Borrower resides. If Borrower resides outside the United States, Borrower agrees that any arbitration hearing will take place in New York, NY. If permitted by and in accordance with the AAA Rules, arbitration may also take place virtually or telephonically. Each party will bear the expense of its own attorneys, experts and witnesses, regardless of which party prevails, unless applicable law or this Agreement gives a right to recover any of those fees from the other party. If Borrower's Claim is for $10,000 or less, Lender agrees that Borrower may choose whether the arbitration will be conducted solely on the basis of documents submitted to the arbitrator, through a telephonic hearing or by an in-person hearing as established by the AAA Rules. If Borrower's Claim exceeds $10,000, the right to a hearing will be determined by the AAA Rules. All fees and expenses of the arbitrator and administrative fees and expenses of the arbitration will be paid by the parties as provided by the AAA Rules governing the proceeding, or by specific ruling by the arbitrator or by agreement of the parties. The arbitrator will have the authority to award in favor of the individual party seeking relief all remedies permitted by applicable substantive law, including compensatory, statutory and punitive damages (subject to constitutional limits that would apply in court), and attorneys' fees and costs. In addition, the arbitrator may award declaratory or injunctive relief but only in favor of the individual party seeking relief and only to the extent necessary to provide relief warranted in that party's individual Claim. Upon the timely request of either party, the arbitrator will write a brief explanation of the basis of his or her award. Any court with jurisdiction may enter judgment upon the arbitrator's award. If the arbitrator determines that any claim or

defense is frivolous or wrongfully intended to oppress the other party, the arbitrator may award sanctions in the form of fees and expenses reasonably incurred by the other party (including arbitration administration fees, arbitrator's fees, and attorney, expert and witness fees), to the extent such fees and expenses could be imposed under Rule 11 of the Federal Rules of Civil Procedure.

GOVERNING LAW: This Arbitration Agreement is made pursuant to a transaction involving interstate commerce and will be governed by the FAA, and not by any state law concerning arbitration. If Borrower has a question about the AAA, Borrower can contact them as follows: American Arbitration Association, 1633 Broadway 10th Floor, New York, N.Y. 10019, 212-716-5800, www.adr.org.

SURVIVAL, SEVERABILITY: This Arbitration Agreement will survive full payment of Borrower's Loan, Lender's sale or transfer of Borrower's Loan, any bankruptcy or insolvency, any forbearance or modification granted pursuant to this Agreement, any cancellation or request for cancellation of this Agreement or any disbursements under this Agreement. Except as set forth in the Class Action Waiver above, if any part or parts of this Arbitration Agreement are found to be invalid or unenforceable by a decision of a tribunal of competent jurisdiction, then such specific part or parts will be of no force and effect and will be severed, but the remainder of this Arbitration Agreement will continue in full force and effect.

R. ADDITIONAL DISCLOSURES

The following disclosures are or may be required by federal or state law and may not describe all of the rights that Borrower has under federal and state law. Unless otherwise indicated, each disclosure applies or may apply to Borrower if Borrower lived in the indicated state on the date Borrower signed Borrower's Loan application or this Agreement and if Borrower is a resident of that state.

UTAH RESIDENTS: Borrower gives you, your representatives, and your agents, successors, and assigns permission to access Borrower's consumer credit report in connection with any transaction, or extension of credit, and on an ongoing basis, for the purpose of reviewing Borrower's account, taking collection action on Borrower's account, or for any other legitimate purposes associated with Borrower's account. Upon Borrower's request, Borrower will be informed of whether or not a consumer credit report was ordered, and if it was, Borrower will be given the name and address of the consumer reporting agency that furnished the report. As required by law, Borrower will be notified that a negative credit report reflecting on Borrower's credit record may be submitted to a consumer reporting agency if Borrower fails to fulfill the terms of Borrower's credit obligations under this Agreement.

NEBRASKA AND UTAH RESIDENTS: Oral agreements or commitments to loan money, extend credit or to forbear from enforcing repayment of a debt, including promises to extend or renew such debt, are not enforceable. To protect me (Borrower) and you (creditor) from misunderstanding or disappointment, any agreements we reach covering such matters are contained in this writing, which is the complete and exclusive statement of the agreement between us and me, except as we and I may later agree in writing to modify.

WISCONSIN RESIDENTS: For married Wisconsin residents, Borrower's signature confirms that this loan obligation is being incurred in the interest of Borrower's marriage or family and that Borrower's spouse has actual knowledge that credit is being extended to Borrower. No provision of any marital property agreement, unilateral statement, or court decree under Wisconsin's Marital Property Act adversely affects my rights, unless Borrower gives you a copy of such agreement, statement, or court order before Lender grants Borrower credit, or Lender has actual knowledge of the adverse obligation. Borrower understands that you may be required to give notice of this account to Borrower's spouse. If the account for which Borrower is applying is granted, Borrower agrees to notify you if Borrower has a spouse who needs to receive notification that credit has been extended to Borrower by sending Borrower's name, Borrower's account number, and Borrower's spouse's name and address to support@archlending.com.

NOTICE TO CUSTOMER

(a) DO NOT SIGN THIS BEFORE YOU READ IT, EVEN IF OTHERWISE ADVISED.

(b) DO NOT SIGN THIS IF IT CONTAINS ANY BLANK SPACES.

(c) YOU ARE ENTITLED TO AN EXACT COPY OF ANY AGREEMENT YOU SIGN.

(d) YOU HAVE THE RIGHT AT ANY TIME TO PAY IN ADVANCE THE UNPAID BALANCE DUE UNDER THIS AGREEMENT AND YOU MAY BE ENTITLED TO A PARTIAL REFUND OF THE FINANCE CHARGE.

CAUTION -- IT IS IMPORTANT THAT YOU THOROUGHLY READ THE CONTRACT BEFORE YOU SIGN IT.

BY SIGNING BELOW (WHETHER MANUALLY, DIGITALLY, OR ELECTRONICALLY), I, ROGER HAMILTON, ACTING AS AN AUTHORIZED USER OF GENIUS GROUP USA INC, CONFIRM THAT I HAVE READ AND UNDERSTOOD THIS AGREEMENT, AND I AGREE TO THIS AGREEMENT.

Borrower: Genius Group USA INC
Authorized Signatory Name: Roger Hamilton
Authorized Signatory Title: CEO
Signature: ____________________

ACTIVE/106285098.4
ACTIVE/106285098.4
ACTIVE/106285098.4
ACTIVE/106285098.4

Title	Arch / Genius Group Loan Agreement
File name	Arch_Genius_Group_Loan_Agreement.docx
Document ID	27b834603db7f85e7589c47854857dbe3e271afd
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

SENT	**12 / 27 / 2024** 10:49:21 UTC	Sent for signature to Roger James Hamilton (roger@geniusgroup.net) from dhruv@archlending.com IP: 38.68.135.210
VIEWED	**12 / 27 / 2024** 10:55:12 UTC	Viewed by Roger James Hamilton (roger@geniusgroup.net) IP: 114.122.136.176
SIGNED	**12 / 27 / 2024** 10:58:22 UTC	Signed by Roger James Hamilton (roger@geniusgroup.net) IP: 114.122.136.176
COMPLETED	**12 / 27 / 2024** 10:58:22 UTC	The document has been completed.